Exhibit 12.1

Ratio of Earnings to Fixed Charges	Fiscal Year Ended										Six Months Ended 6/30/2013
(in millions of US dollars except for ratios)	12/31/2008		12/31/2009		12/31/2010		12/31/2011		12/31/2012
Earnings (losses):
Net income (loss) before taxes	$62.1		$(44.2)		$39.2		$32.4		$(47.4)		$3.1
Add
Fixed charges	1.5		$2.3		$1.2		$3.9		$18.4		$15.3

Subtotal	$63.6		$(41.9)		$40.4		$36.3		$(29.0)		$18.4
Subtract
Capitalized interest	—		—		—		0.6		10.5		13.8

Earnings as defined	$63.6		$(41.9)		$40.4		$35.7		$(39.5)		$4.6
Fixed charges:
Interest expensed	$0.8		$1.3		$1.2		$3.0		$7.1		$0.3
Interest capitalized	—		—		—		0.6		10.5		13.8
Amortized capitalized expenses related to indebtness	0.7		1.0		—		0.3		0.8		1.2

Total fixed charges	$1.5		$2.3		$1.2		$3.9		$18.4		$15.3
Deficiency of earnings available to cover fixed charges (1) (2) (3)	—		$(44.2)		—		—		$(57.9)		$(10.7)
Ratio of earnings to fixed charges	42.4	x	(18.2	)x	33.7	x	9.2	x	(2.1	)x	0.3	x

(1)	The Company would have had to generate an additional $44.2 million in pre tax earnings to achieve a fixed charge ratio of at least 1:1 in 2009.
(2)	The Company would have had to generate an additional $57.9 million in pre tax earnings to achieve a fixed charge ratio of at least 1:1 in 2012.
(3)	The Company would have had to generate an additional $10.7 million in pre tax earnings to achieve a fixed charge ratio of at least 1:1 for the six months ended June 30, 2013.